
November 22, 2022

David Roberson
Chief Executive Officer
Carney Technology Acquisition Corp. II
630 Ramona St.
Palo Alto, CA 94301

      Re: Carney Technology Acquisition Corp. II
          Preliminary Proxy Statement on Schedule 14A
          Filed November 4, 2022
          File No. 001-39779

Dear David Roberson:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Real Estate & Construction

cc: Lijia Sanchez, Esq.